Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

November 18, 2005

Re:	Johnson Controls, Inc.
Comment letter dated November 3, 2005
Commission File No. 1-5097
Dear Ms. Shah:
In response to the Commission’s request to have the Company expand on its November 15, 2005 response to the Staff for Item 2 of the comment letter dated November 3, 2005 relating to our Form 10-Q for the period ended June 30, 2005, the following is Johnson Controls, Inc.’s (the “Company”) response.
2. The Commission’s comment was as follows:
Please provide a materiality analysis by segment by quarter for the past three years for Joint Venture 2 (JV2). Should you determine JV2 to be material, please provide an analysis that demonstrates in further detail how you controlled the joint venture given the guidance in SFAS 94, and tell us why you believe that equity method accounting under APB 18 was not appropriate. In this regard,
•	Please tell us who the other investor is and whether they are related to the primary customer supplied by the joint venture.

•	Please provide us with a copy of the joint venture agreement and any other relevant contracts.

•	Describe the recent financing commitments made by you to the joint venture.

•	Identify the material rights and obligations, as stated in the joint venture agreement, possessed by each of the investors and explain how such rights are consistent with your determination that you had control as contemplated by SFAS 94. In addition, address the following;
•	Identify the governing body, the number of members on this body, and the rights of each investor to appoint and remove these members.

•	Describe the ability of each investor to participate in operating and capital decisions. Tell us the rights held by the other investor in the event of a dispute or deadlock.

•	Tell us who, if anyone, has the unilateral authority to establish business relationships, employee compensation, and financial forecasts/budgets.

•	Tell us whether you have any puts, calls, or rights of first refusal over the interests of the other investor.
In your response, please cite the specific paragraphs in the joint venture agreement on which you rely.
[Redacted Information]

Ms. Nili Shah
November 18, 2005

If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer